CERTAIN TRANSACTIONS                                                EXHIBIT 99.1

         Aquila Energy and UtiliCorp Services Agreement. The Company has entered into services agreements with each of Aquila Energy and UtiliCorp (the "Services Agreements") effective August 1, 1993, pursuant to which Aquila Energy and UtiliCorp provide various services to the Company, including certain treasury, legal, tax, accounting, human resources, corporate secretarial, investor relations, risk management, management information, marketing, administrative and other services. Such services have historically been supplied to the Company by Aquila Energy and UtiliCorp and the Services Agreements provide for the further delivery of such services substantially similar in nature and quality to those services previously provided. The Company has agreed to reimburse Aquila Energy and UtiliCorp for all direct costs incurred in rendering such services and to pay Aquila Energy and UtiliCorp for allocated indirect costs incurred in rendering such services. The initial term of each of the Services Agreements is until December 31, 1994, and automatically renews for successive periods of one fiscal year unless terminated by either party. The Services Agreements are reviewed annually by the Affiliate Transaction Review Committee.

          Gas Sales Agreements. The Company has entered into two gas sales agreements (the "Gas Sales Agreements") effective September 1, 1993, pursuant to which the Company sells to a subsidiary of Aquila Energy substantially all of its gas quantities available from its Elk City and Mooreland systems located in Oklahoma. The Gas Sales Agreements provide pricing terms for the gas based on published monthly index prices of interstate pipelines connected to the Elk City and Mooreland systems. The pricing terms for such gas may be redetermined to .be effective on any successive six month anniversary of the date of the agreements. If the parties cannot agree on a redetermination as provided in the Gas Sales Agreements, the agreements shall terminate at such six month anniversary date. The Gas Sales Agreements each have a term of five years.

          Tax Sharing Agreement. The Company, Aquila Energy and UtiliCorp have entered into a tax sharing -agreement (the "Tax Sharing Agreement") which provides for the allocation of liabilities, procedures to be followed land other matters with respect to certain taxes for tax years beginning after December 31, 1992, in which UtiliCorp, Aquila Energy, the Company and its subsidiaries (the "Combined Consolidated Group") are included in a consolidated federal income tax return filed for the Combined Consolidated Group.

          Under the Tax Sharing Agreement, UtiliCorp has sole and exclusive responsibility for the preparation and filing of the consolidated U.S. federal income tax return of the Combined Consolidated Group beginning in 1993. UtiliCorp is responsible for making all federal income tax payments on behalf of the Combined Consolidated Group. Estimated tax sharing payments will be made by the Company to UtiliCorp for each taxable year in which a combined consolidated return is filed. If a return reflects a net operating loss, net capital loss, excess tax credit or other tax attributes, UtiliCorp will pay the Company the refund which the Company would have received as a result of the carryback of such attribute to any taxable year or years subsequent to December 3 1, 1992 in which the Company and its subsidiaries are included in die Combined Consolidated Group. An amendment to the Tax Sharing Agreement was signed effective December 1, 1995, that specifies the manner in which the Company would be liable to UtiliCorp in the event of a potential adjustment by the Internal Revenue Service (IRS) relating to UtiliCorp's consolidated federal income tax returns for a certain depreciation expense issue through 1992. The amendment also provides for UtiliCorp to pay the interest. if any, relating to the potential adjustment up to $1.5 million.

         The principles expressed above with respect to federal income tax matters apply equally to state and local income and franchise tax matters under the Tax Sharing Agreement.

         Aquila Revolvers. A Company subsidiary, Aquila Southwest Energy Corporation ("ASW'), has entered into a $50 million revolving credit agreement between ASW and Aquila Energy (the "Aquila Revolver"). As of December 31, 1997, there was $50 million outstanding under this credit agreement. This revolver bears interest at ASW's election of either a base rate (the higher of a bank prime rate or one-half of 1% above the Federal Funds rate), an adjusted certificate of deposit rate or a Eurodollar rate. The maturity date on this revolver automatically renews in one-year periods from each commitment period (October of each year) unless Aquila Energy gives at least a one-year notice not to renew from the commitment period. Currently, the maturity date is October of 1999. ASW is obligated to pay a commitment fee on any unused portion of the Aquila Revolver at the rate of one-fourth of 1% per annum. All principal outstanding is due at the end of the Aquila Revolver's term. Amounts may be prepaid at any time.

          Under the Aquila Revolver, ASW may not pledge its assets to secure indebtedness except for certain permitted liens. Amounts outstanding under the Aquila Revolver are expressly subordinate to the Aquila Southwest 8.29%. Senior Notes due 2002 ("8.29% Senior Notes"). Certain limitations are placed on ASW's obligation to make payments on the Aquila Revolver in the event of default under the terms of the 8.29% Senior Notes.

          In September 1994, the Company entered into an additional agreement with Aquila Energy that provides an unsecured revolving credit facility for borrowing up to an amount equal to the difference between $ 125 million and the balance outstanding on the $50 million revolving credit facility described above. On June 1, 1997, the Company voluntarily reduced its commitment by $40 million from $165 million to $125 million. As of December 31, 1997, there was $57.7 million outstanding under this credit agreement. On February 1, 1998, the revolving credit facility's commitment was voluntarily reduced again by $10 million to $115 million. This revolver bears interest at the Company's election of either a base rate (the higher of a bank prime rate or one-half of 1% above the Federal Funds rate), an adjusted certificate of deposit rate or -a Eurodollar rate. The maturity date on this revolver automatically renews in one-year periods from each commitment period (December of each. year) unless Aquila Energy gives at least a one-year notice not to renew from the commitment period. Currently, the maturity date is December of 1999. The Company must pay an annual commitment fee to Aquila Energy of one-fourth of 1% on the unutilized portion of the revolving credit facility.

          In July 1996, a Company subsidiary, AQP Holdings L.P. ("Holdings"), entered into an unsecured $3 million revolving note agreement with Aquila Energy. The note bears interest at a bank prime rate and matures in December of 1999. In February 1997, the revolving note agreement was paid off and there was not a balance outstanding at December 3 1, 1997.

          Aquila Loan Agreements. In September 1995, the Company entered into a Loan Agreement (the "Loan") with Aquila Energy for an amount of $50 million. The Loan is unsecured and bears interest at 6.47% due semiannually. The principal amount of the Loan is required to be repaid to Aquila Energy by June 1, 2005. The Loan contains various covenants including certain financial covenants related to net worth. As of December 31, 1997, there was $50 million outstanding under the Loan.

          In April 1997, the Company entered into another Loan Agreement (the "Loan Agreement") with Aquila Energy for an amount of $16.3 million. The Loan Agreement is unsecured and bears interest at 6,83% due semiannual The principal amount of the Loan Agreement shall be repaid to Aquila Energy by October 15, 2006. The Loan Agreement also requires the Company to comply with certain financial covenants and limits the activities of the Company in other ways. As of December 31, 1997, there was $16.3 million outstanding under the Loan Agreement.